Interim Consolidated Financial Statements

SR TELECOM INC.
For the three months ended March 31, 2004 and 2003
(Unaudited)

NOTICE:
The attached financial statements have been prepared by Management of SR Telecom Inc. and have not been reviewed by the auditor of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands, except for per share amounts)

	For the Three Months ended March 31st
	2004			2003
	(unaudited)			(unaudited)

	Wireless			Wireless
	products	CTR	Cons.	products	CTR	Cons.
Revenue
Equipment	16,550	-	16,550	16,549	-	16,549
Services	5,050	-	5,050	9,415	-	9,415
Telecommunications	-	4,607	4,607	-	3,637	3,637

Total revenue	21,600	4,607	26,207	25,964	3,637	29,601
Cost of revenue
Equipment	11,192	-	11,192	8,178	-	8,178
Services	2,690	-	2,690	5,809	-	5,809

Total cost of revenue	13,882	-	13,882	13,987	-	13,987
Gross profit	7,718	4,607	12,325	11,977	3,637	15,614
Agent commissions	594	-	594	1,597	-	1,597
Operating expenses	13,186	4,866	18,052	10,123	5,515	15,638
Research and development expenses, net	7,262	-	7,262	5,379	-	5,379

Operating loss	(13,324)	(259)	(13,583)	(5,122)	(1,878)	(7,000)
Interest expense, net	1,039	758	1,797	1,323	960	2,283
Loss (gain) on foreign exchange	451	737	1,188	4,383	(4,026)	357

(Loss) earnings before income taxes	(14,814)	(1,754)	(16,568)	(10,828)	1,188	(9,640)
Income tax (expense) recovery	(292)	(25)	(317)	2,959	-	2,959

Net (loss) earnings	(15,106)	(1,779)	(16,885)	(7,869)	1,188	(6,681)

Weighted average number of common shares outstanding (note 5)			13,726			5,523
Net (loss) earnings per share basic and diluted	(1.10)	(0.13)	(1.23)	(1.42)	0.21	(1.21)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Deficit
For the Three Months ended March 31st
(in thousands of dollars)

	2004	2003
	(unaudited)	(unaudited)
Deficit, beginning of period as previously reported	(90,941)	(45,659)
Cumulative effect of adoption of new accounting policy (notes 2 and 6)	(272)	-

Deficit, beginning of period as restated	(91,213)	(45,659)
Net loss	(16,885)	(6,681)
Share issue costs (note 5)	(3,214)	-

Deficit, end of period	(111,312)	(52,340)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Balance Sheets
As at March 31st, 2004 and December 31, 2003
(in thousands of dollars)

	2004	2003
	(unaudited)	(audited)
Assets
Cash and cash equivalents	8,479	8,434
Short-term investments	31,665	3,231
Short-term restricted cash (note 8)	2,356	2,835
Accounts receivable, net	62,445	55,395
Current portion of long-term accounts receivable, net (note 3)	6,119	21,687
Income taxes receivable	1,976	1,889
Inventories	54,630	48,027
Prepaid expenses and deposits	5,679	5,253

	173,349	146,751
Long-term investment tax credits	17,768	18,145
Long-term portion of accounts receivable, net	61	1,571
Property, plant and equipment, net	88,483	90,127
Future income taxes	21,665	21,821
Long-term restricted cash (note 8)	4,201	4,243
Intangible assets	5,190	5,408
Other assets	1,414	1,709

	138,782	143,024
	312,131	289,775

Liabilities
Bank indebtedness (note 9)	2,300	3,000
Accounts payable and accrued liabilities	53,645	59,435
Customer advances	3,888	4,163
Current portion of lease liability	5,658	5,591
Current portion of long-term debt	45,890	7,223

	111,381	79,412
Long-term lease liability	5,794	7,217
Long-term liability (note 10)	1,962	1,939
Long-term debt	71,312	109,467

	190,449	198,035
Shareholders' equity
Capital stock (note 5)	219,653	180,866
Warrants (note 5)	13,029	1,815
Contributed surplus (notes 2 and 6)	312	-
Deficit (notes 2 and 5)	(111,312)	(90,941)

	121,682	91,740
	312,131	289,775

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Three Months ended March 31st
(in thousands of dollars)

	2004	2003
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(16,885)	(6,681)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,182	3,137
Loss on disposal of property, plant and equipment	21	-
Write down of property, plant and equipment	27	-
Non-cash stock compensation (note 6)	40	-
Future income taxes	156	(2,671)
Changes in operating assets and liabilities:
Decrease in long-term portion of accounts receivable	1,510	769
(Increase) decrease in non-cash working capital items	(3,806)	5,145
Unrealized foreign exchange	711	(4,428)

Net cash used in operating activities	(15,044)	(4,729)
Cash flows from (used in) financing activities
Repayment of bank indebtedness	(700)	(5,000)
Repayment of long-term lease liability	(1,529)	-
Repayment of long-term debt	-	(3,093)
Proceeds from issue of shares and warrants, net of share issue costs (note 5)	46,787	157

Net cash from (used in) financing activities	44,558	(7,936)
Cash flows (used in) from investing activities
Purchase of property, plant and equipment	(1,073)	(2,399)
Purchase of short-term investments	(40,283)	-
Sale of short-term investments	11,887	4,122

Net cash (used in) from investing activities	(29,469)	1,723
Increase (decrease) in cash and cash equivalents	45	(10,942)
Cash and cash equivalents, beginning of period	8,434	20,309
Cash and cash equivalents, end of period	8,479	9,367

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Notes to the Consolidated Financial Statements
For the First Quarters ended March 31st, 2004 and 2003

1.	Basis of Presentation

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2003. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2004 and 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom's annual audited consolidated financial statements for the years ended December 31, 2003 and 2002.

2.	Adoption of New Accounting Policies

In 2003, the Canadian Institute of Chartered Accountants issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Corporation has adopted the new transitional provisions of this section, effective January 1, 2004, where compensation expense will be recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, with no restatement of prior periods. As a result, opening deficit increased by $272,000 and contributed surplus was recorded for the same amount at January 1, 2004.

In 2003, the Canadian Institute of Chartered Accountants issued Section 3110, Asset Retirement Obligations. The new recommendation of this section, effective January 1, 2004, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, development or normal operation of the asset. The adoption of this recommendation did not have an impact on the results of operation or financial position of the Corporation.

In 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests, effective November 1, 2004. The guideline is not expected to have an impact on the results of operation or financial position of the Corporation.

3.	Accounts Receivable

Included in the current portion of accounts receivable long-term is $6,119,000 (US $4,680,000) receivable from Teleco de Haiti. The Corporation (“SR Telecom”) is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. Details of the proceedings are as follows:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. On April 27, 2004, MCI’s Bankruptcy Plan was finally made effective. The Court approved date for filing of objections is six months from the effective date of the Plan which means that MCI now has until October 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

4.	Restructuring, Asset Impairment and Other Charges

As of March 31, 2004, the remaining balance of the fourth quarter 2003 restructuring provision is $608,000.

5.	Capital Stock

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding

	March 31, 2004	December 31, 2003

	(000's)	(000's)
17,610,212 (10,467,283 - December 31, 2003) common shares	$219,653	$180,866
3,924,406 (352,941 - December 31, 2003) warrants	$13,029	$1,815

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings.

The gross proceeds for the units of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of 2 years.

The underwriting commissions and other expenses amounted to $3,214,000 relating to the public offering and private placement. These share issue costs were charged to deficit.

There were no common shares issued during the quarter ended March 31, 2004 under the Employee Stock Purchase Plan and the Directors' Share Compensation Plan.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following table summarizes information about the Corporation's outstanding stock options at March 31, 2004:

			Weighted
		Weighted	average
Range of		average	remaining
exercise		exercise	contractual
prices	Options outstanding	prices	life

$6.40 - $9.80	45,100	$8.33	8.9 years
$16.30 - $24.50	136,850	$18.55	7.5 years
$35.30 - $53.00	63,230	$47.45	6.1 years
$56.60 - $85.30	42,880	$65.38	5.8 years
$89.70 - $130.80	10,200	$108.64	2.8 years

	298,260	$32.94	7.0 years

The following table summarizes information about the Corporation's exercisable stock options at March 31, 2004:

		Weighted
Range of		average
exercise		exercise
prices	Options exercisable	prices

$6.40 - $9.80	6,300	$8.80
$16.30 - $24.50	44,400	$18.24
$35.30 - $53.00	43,070	$47.19
$56.60 - $85.30	32,290	$63.67
$89.70 - $130.80	10,200	$108.64

	136,260	$44.49

The following table summarizes the activity in the Employee Stock Option Plan for the three-months ended:

	March 31, 2004		March 31, 2003

		Weighted- average		Weighted- average
	Number of	exercise	Number of	exercise
	options	prices	options	prices

Outstanding, beginning of period	306,310	$32.96	328,730	$33.10
Granted	1,000	$7.02	-	-
Forfeited / expired	(9,050)	$30.43	(320)	$19.40

Outstanding, end of period	298,260	$32.94	328,410	$33.20

6.	Stock Based Compensation Plans

Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has determined compensation cost of stock options using the fair value method and has applied this change retroactively with no restatement of prior periods (note 2).

The fair value of direct awards of stock is determined based on the quoted market price of the Corporation's stock and the fair value of stock options is determined using the Black-Scholes option pricing model. (In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees.) The fair value of these options is estimated at the date of grant using a Black-Scholes Option Pricing Model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Corporation's common shares and a weighted-average expected life of the options in years. The estimated fair value of the options is amortized to expense over the option vesting periods.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

For the three months ended March 31, 2004, $40,000 is recognized as compensation cost in the statement of earnings for awards granted in 2002, 2003 and 2004. The compensation cost is based on the weighted-average grant date fair value of $8.52 per stock option for the 114,000 stock options granted since January 1, 2002, as calculated using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, an expected volatility of 65.0% and expected lives of the stock options of 5 years. Had compensation cost been determined using the fair value based method for the three months ended March 31, 2003, the Corporation’s net loss and net loss per share would have increased by $48,000 to $6,729,000 and $1.22 respectively.

7.	Business Segments and Concentrations

The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A. (CTR), provides telecommunication services to end-users.

As at March 31, 2004 and December 31, 2003:

	Wireless		Telecommunications
	Telecommunications		Service		Inter-Segment
	Products		Provider		Eliminations		Consolidated

	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$
Balance Sheets
Property, plant and equipment, net	22,607	23,371	84,244	85,358	(18,368)	(18,602)	88,483	90,127
Intangible assets, net	5,190	5,408	-	-	-	-	5,190	5,408
Other assets	1,025	1,160	5,744	5,894	(5,355)	(5,345)	1,414	1,709
Total assets	306,279	282,508	157,835	158,430	(151,983)	(151,163)	312,131	289,775
For the three-months ended March 31, 2004 and 2003:
Statements of Earnings
External revenues	21,600	25,964	4,607	3,637	-	-	26,207	29,601
Intersegment revenues	89	-	-	-	(89)	-	-	-
Gross profit	7,718	11,977	4,607	3,637	-	-	12,325	15,614
Interest expense, net	1,039	1,323	758	960	-	-	1,797	2,283
Depreciation of property, plant and equipment	1,269	965	1,639	1,951	(239)	(238)	2,669	2,678
Amortization of intangible assets	218	-	-	-	-	-	218	-
Amortization of other assets	135	97	150	157	10	205	295	459
Income tax (expense) recovery	(292)	2,959	(25)	-	-	-	(317)	2,959
Net (loss) earnings	(15,106)	(7,869)	(1,779)	1,188	-	-	(16,885)	(6,681)
Purchase of property, plant and equipment and other assets for the three months ended March 31	526	2,254	552	145	(5)	-	1,073	2,399

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were approximately 97% of revenue or $25,321,000 for the three-month period ended March 31, 2004. Sales to customers outside of Canada were approximately 98% of revenue or $29,123,000 for the three-month period ended March 31, 2003.

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue for the period indicated:

For the three-month period ended March 31, 2004:			For the three-month period ended March 31, 2003:
	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)

Canada	3.4%	$886	Canada	1.6%	$478
Chile	17.6%	$4,607	Philippines	15.1%	$4,455
Czech Republic	11.3%	$2,972	Chile	12.3%	$3,637
Thailand	11.5%	$3,024	Saudi Arabia	13.8%	$4,089
Other	56.2%	$14,718	Australia	21.0%	$6,219
			Botswana	11.1%	$3,283
	100.0%	$26,207
			Other	25.1%	$7,440

				100.0%	$29,601

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue for the period indicated. All these customers are part of the wireless telecommunications products business segment.

For the three-month period ended March 31, 2004:			For the three-month period ended March 31, 2003:
	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)

Gesto Communications	11%	$2,769	Telstra Corporation Limited	21%	$6,219
			Siemens Telecommunications	11%	$3,283

The following sets forth the property, plant and equipment by location:

	March 31,	December 31,
	2004	2003

	(000's)	(000's)
Canada	$15,675	$16,029
Chile	$65,876	$66,756
Other	$6,932	$7,342

Total	$88,483	$90,127

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

8.	Restricted Cash

The Corporation has a total amount of short-term restricted cash of $2,356,000 as at March 31, 2004 of which $1,682,000 are in the form of Guaranteed Investment Certificates to secure letters of guarantee issued by a Canadian chartered bank on behalf of the Corporation.

The Corporation also has short-term restricted cash and long-term restricted cash in the amounts of $534,000 (US $408,300) and $4,201,000 (US $3,212,100), respectively to secure certain obligations on the San Jose, California and Redmond, Washington operating leases that end in 2006. The short-term restricted cash will be available to the Corporation in September of 2004.

CTR, the Chilean subsidiary, has short-term restricted cash of $140,000 to cover part of the interest portion on the first instalment of the US notes payable due May 2004.

9.	Bank Indebtedness

As at March 31, 2004, the Corporation had an operating line of credit from a Canadian chartered bank totalling $2,300,000 secured by a moveable hypothec on accounts receivable and inventory in the amount of $2,500,000. On April 16, 2004, the Corporation repaid the operating line of credit in full.

10.	Commitments and Guarantees

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at March 31, 2004 is $3,584,000.

As part of the normal sale of products, the Corporation has provided its customers with product warranties that generally extend for one year. As at March 31, 2004, the warranty provision is $656,000. The Corporation also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Corporation’s products. Claims under such indemnifications are rare and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years and has accrued an amount of US $1,501,000.

11.	Hedging Activities

On February 13, 2004, SR Telecom sold US $500,000 of the US $2,000,000 forward contract that was used as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. The change in market value of this contract from the date of purchase to the date of sale resulted in a realized foreign exchange gain of $53,000 in the consolidated statement of earnings. In March 2004, the remaining forward contract ended resulting in a realized foreign exchange gain of $137,100 recorded in the consolidated statement of earnings.

12.	Litigation

The Corporation has included in accounts payable and accrued liabilities, management's best estimate of the outcome of litigation relating to Netro Corporation's litigation that existed at the date of acquisition. The following describes updates in the first quarter of 2004:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Merger-related Litigation

On April 8 and May 23, 2003, several of SR Telecom USA’s (then Netro’s) stockholders filed lawsuits styled as class actions against Netro and Netro’s directors claiming that the directors breached their fiduciary duties to Netro and its stockholders allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim also alleges that Netro favoured SR Telecom over potential competing acquirers and Netro's directors engaged in self-dealing in connection with the merger. The cases were consolidated and the parties have reached an agreement to settle this lawsuit. Included in the terms of settlement is a proposed payment of US$590,000 to cover plaintiffs’ attorneys’ fees and expenses for prosecuting the lawsuit. On January 6, 2004, the court issued an order preliminarily approving the proposed settlement, providing for notice to be given to the settlement class and scheduling a hearing for final approval on April 13, 2004, at which the court tentatively approved the settlement but requested further information about the plaintiffs’ request for attorneys’ fees. Final judgement was issued by the court on May 3, 2004 confirming the settlement of US $590,000 which will be paid by May 12, 2004.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse negative effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

13.	Comparative Figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783